EXHIBIT 99

            GLOSSARY OF KEY TELECOMMUNICATIONS TERMS

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                                                                      EXHIBIT 99


                    GLOSSARY OF KEY TELECOMMUNICATIONS TERMS

Access Device - A general term used to describe a piece of equipment located at a customer site and used to connect one or multiple computers to the Internet. This may be used to describe such devices such as routers, modems, terminal adapters and other pieces of communication equipment.

Asynchronous transfer mode (ATM) - a switching/transmission technology using 53 byte fixed length cells as its basic unit of transfer to move data, voice, and video throughout a network.

Basic Rate Interface (BRI) - This is an ISDN interface with two (2) 64K bit channels, called B channels, and one (1) signaling channel, called the "D" channel.

Billing System - A key element in any service provider's offering is the ability to collect information on each call made by a customer, calculate the charge and then work out the payment sharing with other service providers involved in the call.

Cable Modem - A device used to allow data transfer across the Cable Television Infrastructure. To enable Internet access to cable subscribers, a Cable Modem is provided at the customer's location and a similar device is installed at the cable company's headquarters.

Call Detail Records (CDR) - The CDR contains IP called addresses, phone numbers called, length of time called and packets generated/received.

Central Office (CO) - The service provider's local point of presence in a geographical area where the equipment required to connect to their customers is located. This equipment is used to aggregate the data and/or voice traffic from customers in the geographic area into a single connection back into the service provider's network.

Centrex - Centrex is a business telephone service offered by a local telephone company from a local central office. Centrex is basically single line telephone service delivered to individual desks (the same as you get at your house) with features, i.e. "bells and whistles" added. Those "bells and whistles" include intercom, call forwarding, call transfer, toll restrict, least cost routing and call hold (on single line phones).

"Click-to-Talk" - An application of the PC Client VoIP software that allows enhanced communication between retailers and their customers. By including this feature on a retailer's company web site, a remote customer visiting the site can simply click on a button which triggers the VoIP application on their PC and places a VoIP call to the vendors call center over the Internet. Once connected, the customer can communicate with the retailer's call center personnel toll-free using their computer microphone and speakers.

Codec - A short form for coder/decoder which is a device that converts an analog signal to a digital and vice-versa. While many forms of conversion are possible, in the VoIP environment, this refers to the hardware/software component that converts the analog signal from a conventional telephone into a digital signal that can be transported across the Internet.

Competitive Access Provider (CAP)- A company that provides exchange access services in competition with an established U. S. telephone local exchange carrier.

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Competitive Local Exchange Provider (CLEC) - A service provider who focuses on delivering traditional voice services to customers within a specific geographic area.

Computer Telephony - Computer telephony is the adding of computer intelligence to the making, receiving and managing of telephone calls.

Customer Premises Equipment (CPE) - Terminal equipment - telephones, key systems, PBXs, modems, video conferencing devices, etc. - connected to the telephone network and residing on the customer's premises.

Digital Signal Processor (DSP) - A form of microprocessor optimized for the manipulation of analog/digital signals. These devices are used extensively in VoIP devices because of their ability to process voice signals in real time, eliminating delays and enabling vendors to deliver products with a lower price/performance ratio. Often VoIP Gateways will include both conventional microprocessors as well as DSPs.

Digital Subscriber Loop (DSL) - A family of local loop or modern technologies that utilize a conventional pair(s) of copper wires to provide a higher bandwidth connection from the customer site to the service provider's CO. Many variations exist, with Asymetric DSL (ADSL) and High Rate DSL (HDSL) being the most common.

DSL Modem - A termination device for DSL services that is normally installed at the customer site.

Dual Point-to-point Protocol (Dual PPP) This protocol is used over an ISDN BRI interface. Two independent PPP connections are established over each B channel so that different Quality of Service (QOS) can be offered.

Dual Tone Multi-Frequency (DTMF) -A fancy term describing push button or Touchtone dialing. In DTMF, when you touch a button on a push button paid, it makes a tone, actually a combination of two tones, one high frequency and one low frequency.

Dynamic Dialing Administrator (DDA) - The DDA enables the service provider to deliver enhanced voice services not currently possible with today's H.323 implementations.

Enhanced Service Provider (ESP) - A company that provides enhanced or value-added services to end-users. An ESP typically adds value to telephone lines using his own software and hardware.

Ethernet - The most common LAN technology in use today. Ethernet provides a mechanism to connect multiple computers, gateways and other devices together to share resources and communicate among themselves.

File Transport Protocol (FTP) - A standard mechanism used to transport a file of information across any IP network like the Internet. Often provided in communication equipment as a tool to enable their operating software to be updated remotely.

Foreign Exchange Station (FXS) - An analog voice interface that provides the ringing signal to an attached device. This interface is normally used to connect to an analog telephone or a PBX trunk port. A FXS interface is normally supplied to residential customers by the local telephone company.

Foreign Exchange Office (FXO) - An analog voice interface that receives the ringing signal from the attached device. This interface is normally used to connect a device like TEK's V-Server to a PBX subscriber port or to the PSTN telephone interface provided by the telephone company.

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Frame Relay - A high-speed packet switching protocol used for WANs. Faster than traditional X.25 networks because it was designed for today's reliable circuits and performs less rigorous error detection. It provides for a granular service up to DS1 rates of 1.544 M bps and is suited for data and image transfer. Because of its variable-length packet architecture, it is not the most efficient technology for real-time voice and video.

Gatekeeper - An entity that provides address translation and bandwidth control services, and regulates access to the network for terminals, gateways, and Multiple Control Units (MCU). In the VoIP environment, Gatekeepers are normally needed to help VoIP Gateways locate each other and may be involved in setting up, managing and disconnecting the call as well as providing the information necessary to bill customers for each voice call.

Gateway - In general, a Gateway provides an entrance and exit into a communications network. In the VoIP environment it performs the conversion between conventional voice devices/networks and the Internet/Intranet network that connects the gateways together. This includes the codec function which converts the voice traffic into a digital form and then encapsulates it into IP packets ready for transport across the network.

H.323 - The international standard for real-time multi-media communication over packet-based Internet Protocol networks. While H.323 groups a number of standards together into a blueprint for implementing voice services, the standard is often used in the VoIP market to describe one means of setting up/managing and disconnecting phone calls between two VoIP gateways.

Hyper Text Markup Language (HTML) - This is the language that is used to write WEB pages and processed by HTTP (WEB) servers.

Hunt Group - A telephony term used to describe a group of phones or phone lines that can be called using a single phone number. Hunt groups are normally used in companies and call centers to allow multiple customers to call a single number simultaneously.

Integrated Services Digital Network (ISDN)- Switched network providing end-to-end digital connection for simultaneous transmission of voice and/or data over multiple multiplexed communication channels and employing transmission that conforms to internationally defined standards. ISDN services from the local service provider are used by many businesses around the world to connect to their local ISP and are available in two distinct variations. The Primary Rate Interface (PRI) which provides 1.5 to 2 megabits per second of bandwidth is used by many large organizations while Basic Rate Interface (BRI) which provides 64 kilobits per second of bandwidth to the customer site is often the choice of small to medium sized businesses. The BRI is further divided into a "U" Interface version used by North American customers and a "S/T" version used by those customers in other areas of the world.

Interactive Voice Response Unit (IVR) - A telecommunications computer, also called a Voice Response Unit (VRU), that responds to caller entered touch-tone digits. The IVR responds to caller entered digits in much the same way that a conventional computer responds to keystrokes or a click of the mouse. The IVR uses a digitized voice to read menu selections to the caller. The caller then enters the touch-tone digits that correspond to the desired menu selection. The caller entered digits can invoke options as varied as looking up account balances, moving the call within or to another ACD, or playing a pre-recorded announcement for the caller.

Interconnect Companies - Companies that sell, install and maintain telephone systems for end users, typically businesses.

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International Telecommunications SatelLITE Organization (INTELSAT) - A worldwide consortium of national satelLITE communications organizations. INTELSAT owns and operates the world's most extensive global communications satelLITE system. INTELSAT provides international, regional and domestic telephone and television services. It also offers business services such as international video, teleconferencing, facsimile, data and telex. Comsat acts as the exclusive manager for INTELSAT. Comsat is also the exclusive U.S. representative. Comsat stands for Communications SatelLITE Corporation.

Internet - A computer network stretching across the world that links the user to businesses, government agencies, universities, and individuals. The Internet provides computers with the ability to connect with other computers for communicating, disseminating, and collecting information.

Internet Protocol (IP) - The transport protocol used to carry all information across the Intranet. The IP is simply a digital container used to encapsulate different types of information to give it a uniform appearance and provide a means to include the source and destination addresses to allow intermediary routers to deliver the packet to its proper destination.

Internet Service Provider (ISP) - A Service Provider who focuses upon delivering access to the Internet to business and residential customers. The ISP also usually provides a core group of internet utilities and services like E-mail, Newsgroup access and local content. ISPs normally offer additional value added services like web site design and hosting and Internet commerce solutions. The user reaches his/her ISP by either placing a phone call using their computer and modem or over a dedicated line using a physical phone line provided by the local telephone company.

Internet Telephony Service Provider (ITSP) - A conventional ISP who has added some component of Internet Telephony services to their portfolio. Normally, an ITSP has expanded their network to include VoIP Gateways and Gatekeepers to allow them to offer their customers discounted long distance services.

Interoperability - The ability of two or more systems or components to exchange information and to use the information that has been exchanged.

Intranet - A network internal to a company that offers similar features and services as the Internet. External users generally have no access to a company's Intranet.

IP Router - A computer connected to multiple physical TCP/IP networks that can route or deliver IP packets between networks.

IP Telephony - A general term for the technologies that use the Internet Protocol's packet-switched connections to exchange voice, fax and other forms of information that have traditionally been carried over the dedicated circuit-switched connections of the public switched telephone network.

Latency - A fancy term for waiting time or time delay. The time it takes to get information through a network. Real-time, interactive applications such as voice and desktop conferencing are sensitive to accumulated delay, which is referred to as latency. For example, telephone networks are engineered to provide less than 400 milliseconds (ms) round-trip latency.

Linux - A "Unix-like" computer operating system normally used for centralized servers and seen by many as an attractive alternative to Microsoft NT.

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Local Area Network (LAN) - The term LAN is used to describe a local data network, one that is used to interconnect the computer equipment of a commercial user.

Local exchange carriers (LECs) - A local telephone company. LECs include both Bell operating companies and independent telephone companies.

Local Loop - A general term used to describe the physical connection between the carrier CO and the customer. Often called the "last mile", this connection is normally the limiting factor in terms of the bandwidth and services that can be delivered to the customer.

Media Gateway Control (MGCP) - A VoIP standard designed to control the setup, maintenance, billing and tear-down of VoIP calls that can be used in conjunction with H.323.

Multi Link Point-to-point Protocol (MLPPP) - This protocol enables a single data source to transport information using two or more PPP sessions so that a combined higher throughput service can be established. Typically in an ISDN BRI, the two 64KB "B channels" can operate as a MLPPP session so that an effective throughput of 128KB can be realized.

Modem - Acronym for MOdulator/DEModulator. - Equipment which converts digital signals to analog signals and vice-versa. Modems are used to send data signals (digital) over the telephone network, which is usually analog. The Modem modulates the "1s" and "0s" into tones which can be carried by the phone network. At the other end, the demodulator part of the modem converts the tones back into digital "1s" and "0s".

Memorandum of Understanding (MOU) - An agreement or mutually agreed to letter by two or more parties to undertake to formalize a legal agreement stated in this MOU letter. It is often used to clarify the relationship and major conditions prior to engaging in a full blown contractual agreement.

Multipoint Control Unit (MCU) - An endpoint which provides the capability for three or more terminals or gateways to participate in a multipoint conference.

Network Address Translation (NAT) - This enables a private LAN network to share a single IP address that is recognized by the public Internet. The NAT functions will translate all incoming and outgoing packets to the appropriate sender/receiver's IP address.

Original Equipment Manufacturer (OEM) - A company that makes equipment that is marketed and sold by another company under the vendor's name.

PC Client - A set of functions implemented on a Personal Computer (PC) via software and/or hardware cards that emulates another stand alone product. Many single purpose proprietary computer terminals have been replaced with generic PCs configured with special terminal emulation software. In the VoIP environment, by adding software like Microsoft NetMeeting as well as a sound card, speakers and a microphone, a PC can emulate a telephone allowing phone calls to be made and received.

Personal Communications Services (PCS) - PCS are a broad range of individualized telecommunications services that let people and devices communicate irrespective of where they are. Some of the services include:

1. Personal numbers assigned to individuals rather than telephones

2. Call completion regardless of location ("find me")

3. Calls to the PCS customer can be paid for by the caller, or by the PCS customer

4. Call management services giving the called party much greater control over incoming calls.

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Point-to-point Protocol (PPP) - An implementation of TCP/IP, which is intended for transmission using telephone lines. PPP is the successor to SLIP (Serial Line Interpersonal Protocol). PPP provides router-to-router and host-to-network connections over both synchronous and asynchronous circuits.

Ports - An entrance to or an exit from a network.

1. The physical or electrical interface through which one gains access. A point in the computer or telephone system where date may be accessed. Peripherals - like call accounting devices - are connected to ports. The two most common ports are the parallel and serial ports.

2. The interface between a process or program and a communications or transmission facility.

3. Network access point for data entry or exit. In Internet terms, it is the identifier (16-bit unsigned integer) used by Internet transport protocols to distinguish among multiple simultaneous connections to a single destination host.

Plain Old Telephone System (POTS) - This is the standard 2 wire analog interface that was and is still currently used to interface to the majority of analog telephones. This interface defines the ring voltage, off-hook voltage, on-hook voltage, and impedances that should be used.

Point-to-Point Protocol over Ethernet (PPPoE) - This protocol encapsulates a complete PPP session in Ethernet packets so that it can co-exist with a PPP dial-in network. This protocol is often used in DSL networks.

Primary Rate Interface (PRI) - This is an ISDN interface that uses a T1 (1.544 MB/Sec) or E1 (2.048 MB/Sec) to digitally transport channelized data. There is a 64KB signaling channel called the "D" channel and either 23 or 31 channels of DATA, called "B" channels, depending on whether a T1 or E1 line is used.

Private Branch Exchange (PBX) - Term used now interchangeably with PABX. PBX is a private telephone switching system, usually located on a customer's premises with an attendant console. It is connected to a common group of lines from one or more central offices to provide service to a number of individual phones, such as in a hotel, business or government office.

Public Switched Telephone Network (PSTN) - Usually refers to the worldwide voice telephone network accessible to all those with telephones and access privileges (i.e. in the U.S., it was formerly called the Bell System network or the AT&T long distance network).

Quality of Service (QOS) - A measure of the telephone service quality provided to a subscriber.

Remote Access - Sending and receiving data to and from a computer or controlling a computer with terminals or PCs connected through communications (i.e. phone) links.

Router

1. A system level function that directs a call to an application.

2. An interface between two networks. They can find the best route between any two networks, even if there are several different networks in between.

Service Partition Console (SPC) - This is software that enables a service provisioning and management platform to be shared by multiple users. It is shared or partitioned in such a way that each user perceives they are totally independent, isolated, and have complete control.

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Service Provider - A generic term for an organization which delivers communication services to a group of customers. An updated version of the phrase "Telephone Company" which acknowledges the fact that many of these companies now provide data, video and/or voice services.

Session Initiation Protocol (SIP) - A VoIP standard designed to control the setup, maintenance, billing and tear-down of VoIP calls that can be used in conjunction with H.323.

Simple Network Management Protocol (SNMP) - A standard mechanism used by communication devices to send and receive information to a centralized computer responsible for monitoring their "health" and controlling their configuration. Support for this feature in a piece of equipment normally indicates that the customer can utilize standard software from companies like IBM, Sun or Hewlett Packard to manage and monitor a network of devices from a number of vendors using a centralized computer.

Small Office/Home Office (SOHO) - A term used to describe the current small business market taking into account the growth of home based businesses as well as conventional small businesses.

Small to Medium Enterprise (SME) - A term that is commonly used to identify small to medium sized business that have multiple locations or offices. Although physically similar to the SOHO, the buying decisions are made by a corporate entity for all offices.

Subscriber - Telephony term used to describe a phone user or telephone that is connected to a PBX.

Switch - A device that redirects incoming information down one of many different paths by making an intelligent decision after examining the contents of each piece of information.

Telephony - The science of transmitting voice, data, video or image signals over a telecommunications network.

Telnet - A mechanism that allows a remote to connect to, monitor and re-configure a piece of communications equipment from across the Internet using almost any standard computer or terminal.

Toll Call - A call to any location outside the local service area. A long distance call.

Trunk - Telephony term for a PBX interface to the PSTN or another location shared by all the PBX users. A typical PBX configuration will have many subscribers sharing access to a smaller number of PSTN trunks.

Value Added Resellers (VARs) - This is a distribution channel that typically add value to a sale by bundling software, support, or other services.

Voice over the Internet - An application that allows general transport of voice calls over the public Internet or the World Wide Web, ubiquitous and open to all. It has a significant drawback in that the quality of a speech connection cannot be guaranteed since the quality of the Internet connection is unpredictable and extremely variable.

Voice over IP (VOIP) - This is the packetization and signaling technologies that enables analog voice to be digitally transported over an IP based network, like the Internet.

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VoIP Technology - The term used for the technology (underpinned by a range of standards such as H.323) that allows voice calls to be transported across any IP-based network such as campus local area networks (LANs), private or managed Intranets, or the public Internet.

Virtual Private Networks (VPSs) - Through the use of sophisticated, computer-controlled switching functions, these systems provide the functions and features of a private network without the need for dedicated private lines. Also, called Software-defined Networks (SDNs).

Virtual Private Voice Network (VPVN) - This is a partitioning of a shared network (usually IP or Frame Relay) into independent networks such that data from one network cannot be transmitted or received from any other partitioned segment.

Wide Area Network (WAN) - The term WAN is used to describe a data network used to interconnect a company's remote sites, or widely dispersed computer equipment.